InBev

RECEIVED
2005 DEC -6 P 1:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

05013058

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

SUPPL

By courier

Leuven, December 1st, 2005

Dear Madam,

Subject: ~~Interbrew~~ InBev S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.27.5870, fax: +32.16.50.5870, e-mail: benoit.loore@inbev.com.

Very truly yours,

PROCESSED
DEC 08 2005
THOMSON FINANCIAL

Benoît Loore
Assistant Corporate Secretary

Enclosure: press release

dlw 12/7

InBev PHILIPS

JOINT PRESS RELEASE

Philips and InBev win PerfectDraft® court case

Brussels, Amsterdam, December 1st, 2005

Today, the judge in interlocutory proceedings of the Court of The Hague dismissed Heineken's request that sales of the PerfectDraft® in The Netherlands be discontinued.

The judge's preliminary ruling states that the PerfectDraft® from Philips and InBev does not infringe any Heineken patent.

Philips and InBev are of course delighted with the ruling, which is entirely in line with their expectations. The two companies are confident the ruling in the proceedings on the merits of the case will confirm this initial ruling.

PerfectDraft®, the home beer tap from Philips and InBev that lets consumers enjoy the delicious taste of their favorite beer straight from the tap, is available in The Netherlands, Belgium, Germany and Luxembourg. In The Netherlands, the beer brands Hertog Jan, Dommelsch, Jupiler, Grolsch and Bavaria are available in kegs for the PerfectDraft® system.

For more information go to www.perfectdraft.com

About InBev

InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today it is the leading global brewer by volume. InBev's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted acquisitions, and by putting consumers first. InBev has a portfolio of more than 200 brands, including Stella Artois®, BRAHMA®, Beck's®, Skol®—the third-largest selling beer brand in the world—Leffe®, Hoegaarden®, Staropramen® and Bass®. InBev employs some 77,000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2004, InBev realized a revenue of 8.57 billion euro (including four months of AmBev). For further information visit www.inbev.com.

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world's biggest electronics companies and Europe's largest, with sales of EUR 30.3 billion in 2004. With activities in the three interlocking domains of healthcare, lifestyle and technology and 159,700 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter.

Contact information InBev

Marianne Amssoms
Corporate Media Relations Director
Tel: +32-16-27-67-11
E-mail: Marianne.amssoms@inbev.com

Patrick Verelst
Vice President Investor Relations
Tel: +32-16-27-65-41
E-mail: patrick.verelst@inbev.com

Contact information Philips

Karin van Dongen
Director External Communications Philips DAP
Tel: +31 6 53183407
E-mail: k.van.dongen@philips.com

InBev

RECEIVED
2005 DEC -6 P 1:27
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

By courier

Leuven, November 30, 2005

Dear Madam,

Subject: Interbrew S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.27.5870, fax: +32.16.50.5870, e-mail: benoit.loore@inbev.com.

Very truly yours,

Benoît Loore
Assistant Corporate Secretary

Enclosure: press release

Press Release

InBev nv/sa

Brussels, November 30, 2005 - 1/1

InBev announces intention to restructure Belgian organization

InBev Belgium, a subsidiary of InBev (Euronext: INB), today announced the conclusions of its study into the efficiency of its activities and processes, resulting in the intention to restructure its organization.

The study aimed at identifying ways to optimize InBev Belgium's activities. The study concludes that three types of activities would be subject to restructuring: production and logistics, marketing/sales/distribution and the supporting services. The changes under consideration are designed to result in a stronger focus on the core activities, and also in cost savings, which would in turn result in added value, quicker decision-making and improvements to efficiency, service and quality.

The proposed changes would have consequences for employment at InBev Belgium. Today, the concerned works councils have been informed of the changes under consideration and the possible impact on employment. In total a maximum of 232 employees would be involved in a redundancy procedure out of a total of 2898 InBev Belgium employees. However, InBev Belgium expects to be able to avoid at least 67 redundancies by transferring employees to functions within the new organizational structure.

Based on the conclusions of the study, InBev Belgium is starting today the information and consultation procedure with the works councils. After this consultation, a definitive decision will be taken and at the same time the final organizational and financial impact will be announced.

About InBev
InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today it is the leading global brewer by volume. InBev's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted acquisitions, and by putting consumers first. InBev has a portfolio of more than 200 brands, including Stella Artois®, Brahma®, Beck's®, Skol® - the third-largest selling beer brand in the world - Leffe®, Hoegaarden®, Staropramen® and Bass®. InBev employs some 77,000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2004, InBev realized revenue of 8.57 billion euro (including four months of AmBev). For further information visit www.inbev.com

Contact information

InBev Corporate
Marianne Amssoms
Corporate Media Relations Director
Tel: +32-16-27-61-11
E-mail: marianne.amssoms@inbev.com

Patrick Verelst
Vice President Investor Relations
Tel: +32-16-27-65-41
E-mail: patrick.verelst@inbev.com

InBev Belgium
Lian Verhoeven
External Communications
Tel: +32-16-27-54-56
E-mail: lian.verhoeven@inbev.com